FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For February 25, 2010

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Risk and capital management

Presentation of information

The data in this section excludes RFS Holdings minority interest unless otherwise indicated.

Risk, capital and liquidity management

Overview

Conditions during the year continued to prove challenging as the ongoing deterioration in economic conditions and financial markets seen during 2008 continued into 2009.  Market stress peaked during the first quarter of 2009 with broad improvement since then. This reflects a global effort by many governments and central banks to ease monetary conditions, increase liquidity within the financial system and support banks with a combination of increased capital, guarantees and strengthened deposit insurance.  One resulting benefit for banks generally has been a significant improvement in the liquidity of money and debt markets.  At the same time regulatory oversight of the banking sector has increased globally and is expected to continue at a heightened level.

More recently the major economies have started to demonstrate a gradually improving macroeconomic position although conditions remain fragile.  Areas of particular uncertainty include possible effects from governments ending their financial stimulus initiatives and central banks moving to exit from positions of historically very low interest rates, as well as reversing quantitative easing.  These look likely to occur against a backdrop of heightened personal and corporate insolvency as well as rising unemployment.

The Group has been developing and adapting to an evolving economic environment, against a background of the strategic review which includes a clearly stated ambition to achieve standalone strength.  The core aims of the strategic plan are to improve the risk profile of the Group and to reposition the balance sheet around the Group's core strengths.  The Group level risk appetite statements and limits have been reviewed to ensure they are in line with the strategy.  Any potential areas of misalignment between risk appetite and the Group strategy have been discussed by the Executive Risk Forum and remediation plans have been put in place.

Enhancements have been made to a number of the risk frameworks, including:

●	A new credit approval process has been introduced during the year, based on a pairing of business and risk managers authorised to approve credit. This replaced the former credit committee process;

●	Exposure to higher risk countries has been reduced and a new risk limits framework has been implemented across the Group;

●	Single name and sector wide credit concentrations continue to receive a high level of attention and further enhancements to the risk frameworks were agreed in the fourth quarter of the year;

●

In addition to the move to value-at-risk (VaR) based on a 99% confidence level, from 95%, the Group has improved and strengthened its market risk limit framework, increasing the transparency of market risk taken across the Group's businesses in both the trading and non-trading portfolios;

Risk and capital management (continued)

Risk, capital and liquidity management (continued)

Overview (continued)

●	The Group's funding and liquidity profile is supported by explicit targets and metrics to control the size and extent of both short-term and long-term liquidity risk; and

●	An improved reporting programme has been implemented to increase transparency and improve the management of risk exposures.

Credit impairments in 2009 were materially higher than the previous year.  As the year progressed, the level of impairments moderated, with the highest quarterly charge incurred in the second quarter.  It is expected that the results for 2010 and 2011 will continue to be affected by a heightened level of credit impairments as exposures in the Non-Core division are managed down and the economic environment continues to impact the Core businesses.  The risk weightings applied to assets are also expected to increase due to procyclicality and as a result the amount of capital that banks generally are required to hold will increase.  Future regulatory changes are also expected to increase the capital requirements of the banking sector.  Against this background, the Non-Core portfolio is reducing and the Group has materially strengthened its capital base through the B share issuance in December 2009.

Capital

The Group aims to maintain an appropriate level of capital to meet business needs and regulatory requirements.  Capital adequacy and risk management are closely aligned. The Group's regulatory capital resources as calculated in accordance with FSA definitions are set out on the following page.

Risk and capital management (continued)

Capital (continued)

Capital resources

	31 December 2009	30 September 2009	31 December 2008
Composition of regulatory capital (Proportional)	£m	£m	£m

Tier 1
Ordinary shareholders' equity	69,890	48,820	45,525
Minority interests	2,227	2,185	5,436
Adjustments for:
- Goodwill and other intangible assets - continuing	(14,786)	(15,339)	(16,386)
- Goodwill and other intangible assets of discontinued businesses	(238)	-	-
- Unrealised losses on available-for-sale (AFS) debt securities	1,888	2,317	3,687
- Reserves: revaluation of property and unrealised gains on AFS equities	(207)	(145)	(984)
- Reallocation of preference shares and innovative securities	(656)	(656)	(1,813)
- Other regulatory adjustments	(950)	(711)	9
Less excess of expected losses over provisions net of tax	(2,558)	(2,313)	(770)
Less securitisation positions	(1,353)	(1,187)	(663)
Less APS first loss	(5,106)	-	-

Core Tier 1 capital	48,151	32,971	34,041
Preference shares	11,265	11,313	16,655
Innovative Tier 1 securities	2,772	2,800	6,436
Tax on the excess of expected losses over provisions	1,020	922	308
Less deductions from Tier 1 capital	(310)	(388)	(316)

Total Tier 1 capital	62,898	47,618	57,124

Tier 2
Reserves: revaluation of property and unrealised gains on AFS equities	207	145	984
Latent impairment provisions	796	850	666
Perpetual subordinated debt	4,200	4,230	9,079
Term subordinated debt	18,120	18,830	20,282
Minority and other interests in Tier 2 capital	11	11	11
Less deductions from Tier 2 capital	(5,241)	(4,810)	(2,055)
Less APS first loss	(5,106)	-	-

Total Tier 2 capital	12,987	19,256	28,967

Tier 3	-	-	260

Supervisory deductions
Unconsolidated Investments
- RBS Insurance	(4,068)	(4,273)	(3,628)
- Other investments	(404)	(431)	(416)
Other	(93)	(77)	(111)

Deductions from total capital	(4,565)	(4,781)	(4,155)

Total regulatory capital	71,320	62,093	82,196

Risk weighted assets
Credit risk	410,400	416,500	433,400
Counterparty risk	56,500	82,000	61,100
Market risk	65,000	62,300	46,500
Operational risk	33,900	33,900	36,800

	565,800	594,700	577,800
APS relief	(127,600)	-	-

	438,200	594,700	577,800

Risk and capital management(continued)

Capital (continued)

Capital resources (continued)

	31 December 2009	31 December 2008
Risk asset ratio	%	%

Core Tier 1	11.0	5.9
Tier 1	14.4	9.9
Total	16.3	14.2

The Group has seen a continuation of challenging financial market and economic conditions during 2009.  Although some signs of improvement have started to emerge, the performance of key economies remains uncertain and the Group has continued to experience material impairment losses and credit market write-downs, including further write-downs in respect of monoline exposures.  The majority of these are in the Non-Core division, which in time will be run down, significantly reducing the size of the Group's balance sheet and associated capital requirements.

In April 2009, £5 billion of preference shares were redeemed and replaced by ordinary shares using the proceeds of the Second Placing and Open Offer.  This strengthened the Group's Core Tier 1 capital, enhancing its financial stability during a tough economic and market period.

As an interim measure pending full compliance with Basel 2, the Group, with the agreement of the regulators, consolidates the RWAs of ABN AMRO on the basis of Basel 1 plus an adjustment factor. The Group is advanced in its preparation for moving to a Basel 2 compliant approach for the ABN AMRO businesses it will retain.  As part of this transition the Group has agreed with the FSA to increase the adjustment factor with effect from 31 December 2009 to reflect changing circumstances. This change has increased RWAs by approximately £8 billion thereby reducing the Core Tier 1 ratio at 31 December 2009 by 20 basis points.

Asset Protection Scheme

On 22 December 2009, RBS acceded to the Asset Protection Scheme ('APS' or 'the Scheme').  The key commercial terms and details of the assets covered by the Scheme are set out in Appendix 3 of this document.

Following the accession to the APS, HM Treasury provides loss protection against potential losses arising in a pool of assets.  HM Treasury also subscribed to £25.5 billion of capital in the form of B shares and a Dividend Access Share, with a further £8 billion of capital in the form of B shares, potentially available as contingent capital.  The Group pays annual fees in respect of the protection and contingent capital.  The Group has the option, subject to HM Treasury consent, to pay the annual premium, contingent capital and the exit fee payable in connection with any termination of the Group's participation in the APS, in whole or in part, by waiving the entitlements of members of the Group to certain UK tax reliefs.

Following accession to the APS, arrangements were put in place within the Group that extended effective APS protection to all other regulated entities holding assets covered by the APS.

Risk and capital management (continued)

Capital (continued)

On 19 January 2009, the FSA announced that it expects each bank participating in the UK Government's recapitalisation scheme to have a minimum Core Tier 1 ratio of 4% on a stressed basis.  As at 31 December 2009 the Group's Core Tier 1 ratio was 11.0% (2008 - 5.9%).  While the RWA relief from the APS scheme enabled the Group to maintain robust capital ratios, it is clear that the next few years pose continuing challenges in respect of impairment levels, trading performance and the return to profitability, RWA volatility including procyclical effects, and increasing regulatory demands.

The subscription for £25.5 billion of B shares and APS improved the Group's Core Tier 1 capital ratio by 580 basis points at 31 December 2009.

Regulatory developments

European Directives

The Group is undertaking the necessary preparations to comply with the new European Directives which will, or are expected to, come into force on or before 1 January 2011.  These deal with inter alia, the eligibility of hybrid capital; restrictions on large exposures; enhanced risk management of securitisation exposures (including a requirement that banks cannot invest in a securitisation where the originator has not retained an economic interest); higher capital requirements for re-securitisations; and strengthening capital requirements for the trading book.

Basel Committee on Banking Supervision

In December 2009, the Basel Committee issued proposals to strengthen capital and liquidity of banks.  The key elements include: raising the quality, consistency and transparency of regulatory capital; increased capital requirements for counterparty exposures on derivatives, repurchase agreements and securities financing activities; the introduction of a leverage ratio; promotion of countercyclical measures to encourage build up of capital buffers and a more forward-looking provisioning based on expected losses instead of the current 'incurred loss' provisioning model; and the introduction of a global minimum liquidity standard for internationally active banks, including a short-term liquidity coverage ratio requirement underpinned by a longer-term structural liquidity ratio.  The Committee is carrying out an impact assessment in the first part of 2010 to calibrate the new requirements before issuing final proposals by the end of 2010 for phased implementation commencing in 2012.

The Group is working with the trade bodies in responding to the various consultations and will participate fully in the impact assessment.

Risk and capital management (continued)

Credit risk

Credit risk is the risk arising from the possibility that the Group will incur losses owing to the failure of customers to meet their financial obligations.  The quantum and nature of credit risk assumed in the Group's different businesses varies considerably, while the overall credit risk outcome usually exhibits a high degree of correlation to the macroeconomic environment.

Credit risk assets

Credit risk assets consist of loans and advances (including overdraft facilities), instalment credit, finance lease receivables and traded instruments across all customer types.  Reverse repurchase agreements and issuer risk (primarily debt securities - see page 106) are excluded.  Where relevant, and unless otherwise stated, data reflect the effect of credit mitigation techniques.

	31 December 2009	30 September 2009	31 December 2008 (1)
	£m	£m	£m

UK Retail	103,029	101,066	97,069
UK Corporate	109,908	111,453	126,736
Wealth	15,951	15,525	17,604
Global Banking & Markets	224,355	256,670	450,321
Global Transaction Services	7,152	7,532	8,995
Ulster Bank	42,042	44,621	64,695
US Retail & Commercial	52,104	55,155	82,862
Other	2,981	3,117	6,594

Core	557,522	595,139
Non-Core	151,264	155,521

Group	708,786	750,660	854,876

Note:

(1)	The 2008 split between Core and Non-Core is not available.

Key points

●	Total credit risk assets reduced by £146 billion, or 17%, during 2009 or 13% on a constant currency basis.

●	Reductions occurred across industry sectors and in most regions. The largest reductions were in lending balances and derivatives.

Risk and capital management (continued)

Credit risk (continued)

Credit concentration risk (including country risk)

The Group defines four key areas of concentration in credit risk that are monitored, reported and managed at both Group and divisional levels.  These are single name, industry/sector, country and product/asset class.  Frameworks to address single name, industry/sector and country concentrations are established and continue to be enhanced and embedded into business processes across the Group.  Aspects of the product/asset class framework are in place whilst others will be developed during the course of 2010.

Country risk arises from sovereign events (for example, default or restructuring); economic events (for example, contagion of sovereign default to other parts of the economy, cyclical economic shock); political events (for example, convertibility restrictions and expropriation or nationalisation); and natural disaster or conflict.  Losses are broadly defined and include credit, market, liquidity, operational and franchise risk related losses.

The Group's appetite for country risk is set by the Executive Risk Forum in the form of limits by country risk grade, with sub-limits on term exposure.  Countries where exposures exceed this limit framework are approved by the ERF while authority is delegated to the Group Country Risk Committee (GCRC) to manage exposures within the framework.  Specific limits are set for each country based on a risk assessment taking into account the Group's franchise and business mix in that country.  Additional limitations - on product types with higher loss potential, for example - are established to address specific vulnerabilities in the context of a country's outlook and/or the Group's business strategy in a particular country.  A country watch list framework is in place to proactively monitor emerging issues and facilitate the development of mitigation strategies.

The country risk table below shows credit risk assets exceeding £1 billion by borrowers domiciled in countries with an external rating of A+ and below from either Standard & Poor's or Moody's, and is stated gross of mitigating action which may have been taken to reduce or eliminate exposure to country risk events.

Risk and capital management (continued)

Credit risk (continued)

Credit concentration risk (including country risk) (continued)

	2009							2008
	Personal	Sovereign	Banks and financial institutions	Corporate	Total	Core	Non-Core	Personal	Sovereign	Banks and financial institutions	Corporate	Total

	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Italy	27	104	1,999	5,636	7,766	3,827	3,939	23	131	3,263	7,555	10,972
India	547	5	476	2,578	3,606	2,887	719	1,020	6	738	3,800	5,564
Russia	41	-	395	2,928	3,364	2,803	561	51	-	362	5,361	5,774
South Korea	1	-	1,038	2,308	3,347	3,238	109	2	-	1,743	1,104	2,849
Turkey	11	301	590	1,906	2,808	2,412	396	25	364	603	3,035	4,027
Poland	6	62	113	1,840	2,021	1,847	174	7	38	309	1,309	1,663
China	21	49	798	1,096	1,964	1,695	269	25	61	1,146	2,027	3,259
Romania	512	47	452	874	1,885	64	1,821	584	145	160	917	1,806
Portugal	5	42	281	1,119	1,447	943	504	6	34	405	1,914	2,359
Chile	-	41	447	865	1,353	526	827	-	26	384	1,251	1,661
Brazil	3	-	767	439	1,209	1,151	58	4	-	1,012	642	1,658
Mexico	1	7	227	934	1,169	740	429	4	57	211	2,000	2,272
Kazakhstan	45	15	365	646	1,071	91	980	69	17	901	859	1,846
Hungary	3	23	56	956	1,038	579	459	5	74	101	831	1,011

Key points

●

There has been a sustained focus on country exposures, both in terms of those countries that represent a larger concentration and those that, under the country watch list process, have been identified as exhibiting signs of actual or potential stress.

●	This process, coupled with the Group's strategic focus on a reduced number of countries, has yielded material reductions in exposure.

●	The reductions are magnified by the relative strength of sterling in the year, when it gained 9% on a trade weighted basis against other currencies.

Most economies enter 2010 in a tentative recovery phase, attributed largely to official stimulus, resilient consumption and global restocking.  International prospects vary and significant risks remain, particularly around exiting government support, advanced sovereign debt levels and rising inflationary pressures. Currently low yields may not last as these trends play out.  Asia remains the best performing region, thanks to limited sovereign and corporate leverage. However, growth prospects remain linked to global trade flows.  Middle East sovereigns are generally strong, but the private sector continues to feel the impact of weakness in real estate and construction.  Latin America proved relatively insulated from the crisis, and policy gains look set to be sustained.  Peripheral Euro zone sovereigns with heavy debt burdens face increased risks, with credible adjustment programmes needed.  Eastern Europe has made some progress in addressing key weaknesses, but vulnerabilities in some countries remain and growth prospects are modest.

Risk and capital management (continued)

Credit risk (continued)

Asset quality by industry and geography

Industry analysis plays an important part in assessing potential concentration risk in the loan portfolio.  Particular attention is given to industry sectors where the Group believes there is a high degree of risk or potential for volatility in the future.

The table below analyses credit risk assets by industry sector and geography.

	2009
	UK	Western Europe (excl. UK)	North America	Asia Pacific	Latin America	Other (1)	Total	of which Core	2008(3)
	£m	£m	£m	£m	£m	£m	£m	£m	£m

Personal	120,720	23,530	37,680	2,948	63	1,361	186,302	165,562	197,888
Banks & financial institutions	38,775	66,698	18,817	13,158	10,216	5,305	152,969	133,900	180,504
Property	61,779	27,736	8,315	2,478	2,924	507	103,739	57,073	112,980
Transport and storage (2)	14,565	7,954	7,514	5,841	2,917	7,370	46,161	30,863	58,995
Manufacturing	9,309	14,646	7,965	3,627	1,643	3,948	41,138	31,199	67,846
Wholesale and retail trade	15,584	7,458	5,497	945	829	1,704	32,017	25,180	35,180
Telecom, media & technology	8,956	7,956	5,312	2,232	804	1,528	26,788	18,554	42,374
Public sector	11,091	4,448	6,016	2,109	279	760	24,703	21,823	39,890
Building	10,303	7,494	1,852	836	183	1,098	21,766	16,642	29,297
Tourism and leisure	11,396	3,268	2,700	755	586	481	19,186	15,583	19,528
Power, water & waste	4,745	6,197	3,502	1,179	1,215	941	17,779	12,055	26,628
Natural resources and nuclear	2,554	3,546	5,511	1,861	844	2,895	17,211	12,479	25,318
Business services	8,981	2,056	2,324	675	1,029	588	15,653	13,395	14,497
Agriculture and fisheries	921	618	1,671	18	64	82	3,374	3,214	3,951

2009 Total	319,679	183,605	114,676	38,662	23,596	28,568	708,786	557,522	854,876

of which Core	271,758	133,824	89,487	28,718	14,048	19,687	557,522

2008 Total	326,639	225,870	178,139	56,074	31,235	36,919	854,876

Notes:

(1)	Other comprises Central and Eastern Europe, Middle East, Central Asia and Africa.
(2)

Excludes net investment in operating leases in Shipping and Aviation portfolios as they are accounted for as part of property, plant and equipment; however operating leases are included in the monitoring and management of these portfolios.

(3)	Certain sector and sub-sector classes were refined in 2009.

Key points

●	Exposures have decreased materially across industry sectors and geographies, with the exception of the UK where exposure is only 2% lower at 31 December 2009 compared with a year earlier.

●	Within the UK, exposure to corporate sectors was down 8%. Banks and financial institutions, and public sector were unchanged and exposure to personal customers was up 6% in 2009.

Risk and capital management (continued)

Credit risk (continued)

Single name concentrations

During the first half of the year, the Group implemented an enhanced framework to address the risk arising from concentrations of exposure to related groups of borrowers.  Despite market illiquidity that reduced the scope for exposure management strategies against certain assets and negative credit migration that created additional cases in excess of the framework's parameters, some progress was made against exceptions arising from the framework.  Overall there were 9% fewer exceptions at the end of the period than at the beginning.  Plans have been developed and continue to be refined to deliver alignment with the framework over the course of the Group's strategic plan.

Credit risk asset quality

Internal reporting and oversight of risk assets is principally differentiated by credit grades.  Customers are assigned credit grades, based on various credit grading models that reflect the key drivers of default for the customer type.  All credit grades across the Group map to both a Group level asset quality scale, used for external financial reporting, and a master grading scale for wholesale exposures used for internal management reporting across portfolios.  Accordingly, measurement of risk is easily aggregated and can be reported at increasing levels of granularity depending on audience and business need.

		2009
Asset quality band	Probability of default range	Core	Non-Core	Total		2008 Total
		£m	£m	£m	%	£m	%

AQ1	0% - 0.03%	124,172	20,570	144,742	20.3	208,033	24.4
AQ2	0.03% - 0.05%	13,470	1,958	15,428	2.2	29,939	3.5
AQ3	0.05% - 0.10%	27,456	6,462	33,918	4.8	44,724	5.2
AQ4	0.10% - 0.38%	84,594	17,032	101,626	14.3	159,067	18.6
AQ5	0.38% - 1.08%	107,960	27,135	135,095	19.1	157,138	18.5
AQ6	1.08% - 2.15%	78,048	19,050	97,098	13.7	107,191	12.5
AQ7	2.15% - 6.09%	42,611	14,449	57,060	8.1	48,271	5.6
AQ8	6.09% - 17.22%	21,484	4,479	25,963	3.7	25,682	3.0
AQ9	17.22% - 100%	10,597	5,845	16,442	2.3	12,034	1.4
AQ10	100%	16,316	23,118	39,434	5.6	19,130	2.2
Other (1)		30,814	11,166	41,980	5.9	43,667	5.1

		557,522	151,264	708,786	100.0	854,876	100.0

Note:

(1)

'Other' largely comprises assets covered by the standardised approach for which a probability of default (PD) equivalent to those assigned to assets covered by the internal ratings based approach is not available.

Key points

●

In addition to the overall portfolio contraction, the table above evidences the negative rating migration observed across the Group's portfolios during the course of 2009, with the lower quality bands (AQ7 and below) all showing increased exposure.

●	A significant majority of this increase occurred in the first half of 2009. Exposure in bands AQ7 and below grew by 23% in the first six months of the year and by a further 6% since 30 June 2009.

Risk and capital management (continued)

Credit risk (continued)

Key credit portfolios

Personal lending

	2009	2008
	£m £m	£m

UK Retail:
- Mortgage	85,529	74,528
- Cards, loans and overdrafts	20,316	22,475
Ulster Bank:
- Mortgage	22,304	24,531
- Other personal	1,172	1,350
Citizens:
- Mortgage	26,534	34,394
- Auto and cards	6,917	9,126
- Other (1)	4,205	5,286
EMEA and Asia Pacific Non-Core	3,084	3,942
Other (2)	16,241	22,256

	186,302	197,888

Notes:

(1)	Mainly student loans and recreational vehicles/marine.
(2)	Personal exposures in other divisions, including Wealth and RBS Insurance.

Risk and capital management (continued)

Credit risk (continued)

Key credit portfolios (continued)

Residential mortgages

The table below analyses the distribution of residential mortgages by loan-to-value (LTV) (indexed).

Residential mortgages (1) distribution by average loan-to-value (2) (indexed)	UK Retail		Ulster Bank		Citizens
	2009	2008	2009	2008	2009	2008
	%	%	%	%	%	%

<= 50%	39.2	46.0	40.7	47.1	26.3	29.7
> 50% and <= 60%	10.1	10.9	7.6	8.7	7.9	9.0
> 60% and <= 70%	10.9	10.6	7.6	8.4	9.0	10.7
> 70% and <= 80%	13.3	10.6	7.5	8.6	12.7	16.3
> 80% and <= 90%	11.2	9.2	8.0	9.6	14.5	15.5
> 90% and <= 100%	7.6	7.8	9.0	8.5	12.2	9.5
> 100%	7.7	4.9	19.6	9.1	17.4	9.3

Total portfolio average LTV at 31 December 2009	59.1	54.5	62.5	54.3	72.0	69.1

Average LTV on new originations during the year	67.2	67.2	72.8	71.1	62.4	64.3

Notes:

(1)	Analysis covers the main mortgage brands in each of the Group's three main consumer markets and covers 96% of total mortgage portfolio.
(2)	LTV averages calculated by transaction volume.

The table below details the residential mortgages three months or more in arrears (by volume).

	2009	2008
	%	%

UK Retail(1)	1.8	1.5
Ulster Bank	3.3	1.6
Citizens	1.5	0.9

Note:

(1)	UK Retail analysis covers the Royal Bank and NatWest brands and 77% of the UK Retail mortgage portfolio (the remainder operates under the same credit policies).

Risk and capital management (continued)

Credit risk (continued)

Key credit portfolios (continued)

UK residential mortgages

The UK mortgage portfolio totalled £85.5 billion at 31 December 2009, an increase of 15% from 31 December 2008, due to strong growth and lower redemption rates.  Of the total portfolio, 98% is designated as Core business with the primary brands being the Royal Bank, NatWest, the One Account, and First Active.  The assets comprise prime mortgage lending and include 6.6% (£5.6 billion) of exposure to residential buy-to-let.  There is a small legacy self certification book (0.4% of total assets) which was withdrawn from sale in 2004.

UK net new mortgage lending in 2009 was strong at £11 billion and the Group has exceeded its commitment to the UK Government on net mortgage lending.  The average LTV for new business during 2009 was unchanged at 67.2%.  The maximum LTV available to new customers remains at 90%.

The arrears rate (three or more payments missed) on the combined Royal Bank of Scotland and NatWest brands was 1.8% at 31 December 2009.  After a period of deterioration driven by the economic environment this stabilised in the second half of 2009 (arrears rate stood at 1.8% as at 30 June 2009 and 1.5% as at 31 December 2008).  The arrears rate on the buy-to-let portfolio was 1.6% at 31 December 2009 (1.6% at 30 June 2009 and 1.5% at 31 December 2008).

The mortgage impairment charge was £129 million in 2009 compared with £33 million in 2008, attributable to declining house prices driving lower recoveries and an increase in defaults reflecting the difficult economic environment.  Default rates remain sensitive to economic developments, notably unemployment rates.  Provisions as a proportion of balances at 31 December 2009 were 0.3% and 0.2% at 31 December 2008.

A number of initiatives aimed at increasing the levels of support to customers experiencing difficulties were implemented in 2008 and will continue in 2010.  The Group does not initiate repossession proceedings for at least six months after arrears are evident and participates in various Government-led initiatives such as the mortgage rescue scheme and homeowner mortgage support.

Ulster Bank residential mortgages

The residential mortgage portfolio across the Ulster Bank and First Active brands totalled £22.3 billion at 31 December 2009; 91% is in the Republic of Ireland and 9% in Northern Ireland.  This represents a decline of 4% in the Republic of Ireland and an increase of 13% in Northern Ireland from 31 December 2008.  27% of the portfolio is in Non-Core.

The arrears rate increased to 3.3% at 31 December 2009 from 1.6% at 31 December 2008.  As a result, the impairment charge for 2009 was £115 million versus £23 million for 2008.  Repossessions totalled 96 in 2009, compared with 37 in 2008 with the majority of these being voluntary.

Risk and capital management (continued)

Credit risk (continued)

Key credit portfolios (continued)

Ulster Bank residential mortgages (continued)

During 2009 new business originations in the Republic of Ireland were very low across all segments. The bank introduced new products - Momentum and SecureStep - in both Northern Ireland and the Republic of Ireland which aim to support market activity for new build properties.  In Northern Ireland, lending increased in the second half of 2009 as a degree of confidence returned to the property market.

Citizens real estate

Citizens total residential real estate portfolio totalled $42 billion at 31 December 2009 (2008 - $50 billion).  The real estate portfolio comprises $11 billion of first lien mortgages and $31 billion of home equity loans and lines (Core portfolio 48% first lien).  83% of the portfolio is Core business; $10 billion of mortgages and $25 billion of home equity loans and lines (48% of the latter being first lien).  The serviced by others (SBO) portfolio (96% second lien) is the largest component of the Non-Core portfolio.

Citizens has focused its origination efforts in the more mature and stable markets of New England and Mid Atlantic (Citizens 'footprint states'), targeting low risk products and adopting conservative risk policies. Loan acceptance criteria were tightened during 2009 to address deteriorating economic and market conditions.  As at 31 December 2009, the portfolio consisted of $34 billion (80% of the total portfolio) in these footprint states.

The SBO portfolio consists of purchased pools of home equity loans and lines whose current LTV (95.6% on a weighted average basis at 31 December 2009) and geographic profiles (74% outside of Citizens footprint states and a 30% concentration in California, Arizona and Nevada) have, in the current economic climate, resulted in an annualised write-off rate of 10.7% in 2009.  The SBO book has been closed to new purchases since the third quarter of 2007 and is in run-off, with exposure down from $7.0 billion at 31 December 2008 to $5.5 billion at 31 December 2009.

The current weighted average LTV of the real estate portfolio rose slightly during the year to 72.0% at 31 December 2009 (67.5% excluding the SBO portfolio), driven by significant price declines throughout the US.  Based on the latest Case-Shiller forecast for the US market, economists still anticipate significant decreases in the first half of 2010 with improvements expected in late 2010 or early 2011.

The arrears rate increased significantly from 0.9% at 31 December 2008 to 1.5% at 31 December 2009. In part, this reflects the contraction of the portfolio caused by fewer new loans added, Citizens choosing to exercise its option to sell certain mortgages to the secondary market under long-term agreements, and higher run-off or pay-down rates across all residential products.

Risk and capital management (continued)

Credit risk (continued)

Personal lending

The Group's personal lending portfolio includes credit cards, unsecured loans, auto finance and overdrafts.  The majority of personal lending exposures exist in the UK and the US.  New defaults as a proportion of average loans and receivables were:

	2009		2008
	Average loans & receivables	Impairment charge as a % of loans & receivables	Average loans & receivables	Impairment charge as a % of loans & receivables
	millions	%	millions	%

UK Personal lending: (1)
UK Retail cards	£6,101	8.7	£6,617	6.4
UK Retail loans	£12,062	5.9	£13,545	3.3

US Personal lending: (2)
Citizens cards	$2,286	8.9	$2,275	4.9
Citizens auto loans	$9,759	1.2	$11,386	1.1

Notes:

(1)	The charge for UK Retail assets refers to impairment on assets in the year.
(2)	The charge for Citizens assets refers to charge-offs in the year net of recoveries realised in the year.

The UK personal lending portfolio, of which 97% is in Core businesses, comprises credit cards, unsecured loans and overdrafts and totalled £20.3 billion at 31 December 2009, a decrease of 10% from 31 December 2008 (£22.5 billion) due to general market trend of customers repaying debt on credit cards and loan balances and a reduction in new lending.

Risk appetite continues to be actively managed across all unsecured products, reflecting the challenging economic environment.  Support continues for customers in financial difficulties through breathing space initiatives on all unsecured products, whereby a thirty day breathing space allows customers to work with a not-for-profit debt advice agency to establish a debt repayment plan. During this time the Group suspends collection activity.  A further extension of thirty days can be granted if progress is made and discussions are continuing. Investment in collection and recovery processes continues addressing both the continued support for our customers and the management of impairments.

Default rates on both cards and loans in the UK increased in 2009, driven by the deterioration in economic environment and, to a lesser extent, the reduction in total balances.  Default rates are still sensitive to economic developments, notably unemployment rates.

The Citizens credit card portfolio totalled US$2.3 billion, at 31 December 2009.  Core assets comprised 58% of the portfolio.

Risk and capital management (continued)

Credit risk (continued)

Personal lending (continued)

The Citizens cards business adopts conservative risk strategies compared to the US market as illustrated by the business generally performing better than industry benchmarks (provided by VISA).  The latest available metrics (December 2009) show the rate for 60+ days delinquency as a percentage of total outstandings at 4.4% (compared to an industry figure of 4.7%) and net contractual charge-offs as a percentage of total outstandings at 7.1% (compared to an industry figure of 7.4%).

For new customers, lending criteria have been tightened and initial credit lines reduced.  Existing customers are regularly monitored for changes in asset quality and behaviour and, where appropriate, proactive measures are taken to limit or reduce credit exposure.

Citizens is a leading provider of retail auto financing to US consumers through a network of 3,500 auto dealers located in 23 US states.  It maintains a conservative, prime indirect auto lending credit programme with loss rates that have historically been below national averages.  Current outstanding retail auto loan balances totalled $8.8 billion as of 31 December 2009, with the 30-day delinquency rate at 2.6%.  This compares to data reported by the American Bankers' Association (latest available is at 30 September 2009) showing the nationwide indirect auto lending delinquency rate at 2.8%.  Citizens recently shifted its focus on auto financing, moving from a nationwide emphasis to its regional lending footprint.  This, together with enhanced collection activities, has resulted in better than expected loss results.  Total portfolio losses fell from $129.6 million in 2008 to $120.6 million in 2009.

Corporate sectors

This section discusses the components of property, transport and storage (automotive, shipping, aviation) and retail sectors, given their significance in the current market environment.

Wholesale Property (unaudited)

The Group's exposure to the wholesale property sector totals £104 billion, of which £85 billion is commercial property financing and analysed in detail below.  The remainder comprises lending to property related sectors, including housing associations, estate agents and management companies, and non-lending exposures on off-balance sheet instruments and FX/derivatives.

Risk and capital management (continued)

Credit risk (continued)

Commercial property

The commercial property lending portfolio totalled £85 billion at 31 December 2009, an £11 billion or 12% decrease during the year.  The Non-Core portion of the portfolio totalled £38 billion or 44% of the portfolio.

	2009		2008
Domicile of obligor	£m	%	£m	%

UK	55,904	66	55,986	58
Western Europe	19,212	22	28,439	30
Americas	6,520	8	7,996	8
RoW	3,575	4	4,250	4

	85,211	100	96,671	100

	2009		2008
Segment	£m	%	£m	%

Investment:
- commercial	47,371	56	54,028	56
- residential	12,921	15	13,937	14

	60,292	71	67,965	70

Development:
- commercial	11,081	13	11,843	12
- residential	11,271	13	12,154	13

	22,352	26	23,997	25

Other	2,567	3	4,709	5

	85,211	100	96,671	100

Speculative lending represents less than 1% of the portfolio.  The Group's appetite for originating speculative commercial property lending is limited and any such business requires exceptional approval under the credit approval framework.

The decrease in asset valuations has placed pressure on the portfolio with more clients seeking renegotiations of LTV covenants in the context of granting structural enhancements or equity injections.  The average LTV is 91% while the average interest coverage ratios for GBM and UK Corporate originated investment portfolios (Core and Non-Core combined) are 1.60 times and 1.64 times respectively.

Whilst asset valuations stabilised during the latter part of 2009, the outlook remains challenging with liquidity to support refinancing still reduced and high levels of concern regarding tenant failures. Wherever feasible, the Group works closely with clients to restructure loans while achieving mutual benefits.

Portfolios are subject to close monitoring within the originating division and a dedicated unit in the GRG focuses on commercial real estate to ensure that expertise is readily available to manage this portfolio actively on a coordinated basis globally.

Risk and capital management (continued)

Credit risk (continued)

Transport and storage

The automotive, shipping and aviation portfolios form part of the transport and storage industry sector which stood at £46.2 billion at 31 December 2009, down 22% during the year.  The remainder of the portfolio largely comprises land-based freight, storage and logistics companies.

Automotive

Exposure to the automotive sector decreased from £13.3 billion at 31 December 2008 to £8.9 billion at 31 December 2009.

	2009				2008
	Core	Non-Core	Total
Segment	£m	£m	£m	%	£m	%

Original equipment manufacturers (OEMs)	1,204	60	1,264	14	2,681	20
Captive finance companies	609	84	693	8	1,131	9
Component suppliers	750	81	831	9	1,854	14
Retailers/services	4,040	766	4,806	54	5,099	38
Rental	1,150	147	1,297	15	2,533	19

	7,753	1,138	8,891	100	13,298	100

	2009				2008
	Core	Non-Core	Total
Domicile of obligor	£m	£m	£m	%	£m	%

Americas	1,325	402	1,727	19	3,520	26
Central Eastern Europe, Middle East and Africa	373	152	525	6	872	7
UK	3,530	426	3,956	45	3,884	29
Western Europe	1,949	97	2,046	23	4,098	31
Asia	576	61	637	7	924	7

	7,753	1,138	8,891	100	13,298	100

Risk and capital management (continued)

Credit risk (continued)

Automotive (continued)

The global automotive industry continues to face long-term structural challenges of overcapacity, weakened consumer demand owing to economic conditions, reduced credit availability and high input costs. The global OEMs are experiencing changing demand patterns with a greater focus on developing markets versus their established markets. Shifting production capacity to lower cost overseas locations remains a priority but one that risks labour force issues. The industry is also challenged by increasingly stringent environmental legislation that is forcing a shift to smaller, lower emission vehicles.  In 2009 the automotive industry benefited from considerable government support in the form of direct intervention (US manufacturers) and other forms (for example, car scrappage schemes).  Whilst there are some emerging signs of recovery and stability, albeit with volumes at historically low levels, the outlook remains fragile as government support is withdrawn and with underlying demand likely to remain subdued.

The portfolio has reduced in size by a third since 31 December 2008 and whilst average credit quality was impacted by the restructuring of the large US manufacturers at the start of 2009, this restructuring provided a degree of stability to the portfolio that was largely maintained for the remainder of the year. Impairment provisions to date have not been material.

Shipping

	2009				2008
	Core	Non-Core	Total
Sector	£m	£m	£m	%	£m	%

Dry bulk	2,568	777	3,345	28	3,775	28
Tankers	3,103	1,640	4,743	39	4,975	37
Container	756	685	1,441	12	1,256	10
Gas/offshore	137	1,851	1,988	16	1,786	13
Other	168	419	587	5	1,549	12

Total	6,732	5,372	12,104	100	13,341	100

Note:

(1)	Figures shown relate to direct shipping financing exposure and do not include related operating lease and counterparty exposures of £1.1 billion in 2009 and £3.3 billion in 2008.

The Group's shipping portfolio, is primarily focussed on fully secured mortgage finance business in the dry bulk and tanker sectors with a limited exposure to container vessels.

The performance of the sector over the past twelve months has been materially impacted by both the global downturn and the high volume of new capacity that has been delivered and will continue to come on stream into 2011.

Risk and capital management (continued)

Credit risk (continued)

Shipping (continued)

The Group's strategy is to focus on cash flows relating to the ships financed and to work with long- term industry participants in Europe and North America where the Group has long-standing relationships and where the companies have a demonstrated ability to withstand cyclical downturns.  Asset selection has been to focus on modern tonnage (average vessel age is eight years).

The performance of the portfolio reflects a rising level of stress with a number of transactions restructured in response to asset price reductions and security covenant breaches.  The value of the fleet is reviewed on a quarterly basis and a large majority of deals remain fully secured. There have been few instances of payment default and in the majority of cases owners have supported transactions through cash injections.  Cases on the Group's watch list that are more closely monitored and controlled have increased and now stand at £1 billion, or 7% of the total portfolio.

Aviation

	2009				2008
	Core	Non-Core	Total
	£m	£m	£m	%	£m	%

Operating leases (1)	-	7,126	7,126	46	10,270	50
Secured debt	1,360	3,352	4,712	30	5,252	26
Sovereign guaranteed debt	-	2,774	2,774	18	3,324	17
Unsecured debt	910	-	910	6	1,093	5
Other	-	-	-	-	405	2

	2,270	13,252	15,522	100	20,344	100

Note:

(1)

Operating lease assets, which are included in property, plant and equipment, represents the net investment in aircraft owned and on order. A smaller figure, £1 billion, is included within credit risk assets, representing the risk of customer default on lease arrangements.

The aviation portfolio comprises a number of activities, but is primarily focussed on the Dublin based Aviation Capital business, which has been designated as Non-Core.

The aviation sector has been under considerable pressure owing to the global downturn and compounded by the impact of the H1N1 virus (particularly in South America), overcapacity (notably in India and North America) and intense competition.  Despite the publicised failure of several airlines, within the Group's portfolio there have been very low incidences of payment defaults and exposures requiring restructuring.

The Group's strategy is to focus on modern assets that are widely used across airlines and to maintain relationships with the strongest operators with the most flexible cost base.  The majority of the portfolio is secured on modern aircraft and, although asset prices have weakened, exposures remain fully secured.

Risk and capital management (continued)

Credit risk (continued)

Aviation (continued)

Aviation exposure on the Group's watch list, where there is an increased level of management control and oversight, totalled £1.4 billion at 31 December 2009.  Notwithstanding reduced passenger volumes, the leased fleet remains fully utilised.  The young age and commodity nature of the assets and the quality of the lessees result in a limited expectation of aircraft being returned.

Retail

	2009				2008
	Core	Non-Core	Total
Domicile	£m	£m	£m	%	£m	%

Americas	2,406	146	2,552	15	4,088	22
Central Eastern Europe, Middle East and Africa	394	74	468	3	589	3
UK	6,810	1,180	7,990	49	7,483	41
Western Europe	3,160	1,889	5,049	31	5,531	30
Asia	211	64	275	2	643	4

	12,981	3,353	16,334	100	18,334	100

	2009				2008
	Core	Non-Core	Total
Segment	£m	£m	£m	%	£m	%

Household goods	2,127	338	2,465	15	3,117	17
Food, beverages and tobacco	3,191	162	3,353	21	4,235	23
Clothing and footwear	1,176	379	1,555	9	2,345	13
Pharmaceutical, health and beauty	1,424	236	1,660	10	2,049	11
Other retail	5,063	2,238	7,301	45	6,588	36

	12,981	3,353	16,334	100	18,334	100

The Group's exposure to the retail sector was £16.3 billion at 31 December 2009, down 11% on the prior year.  The portfolio is well spread geographically and across sub-sectors.

Economic weakness and reduced consumer confidence is affecting the sector, with the impact most severe for stores reliant on high discretionary spend and for smaller retailers.  Food retailers generally fared well during the year, as did the 'value' end of the sector in the context of reduced household spending.

Risk and capital management (continued)

Credit risk (continued)

Retail (continued)

Whilst there has been some flow of retail customers into the Global Restructuring Group, the total value of debt managed by that team remains low.  Economic conditions are increasingly bringing to light those in the sector with poor operating models and stretched balance sheets.  The more successful operators continue to adapt their customer proposition, operating models and capital structure to the new environment whilst keeping tight control on working capital.

Debt securities

Analysis of debt securities by external ratings, mapped onto Standard & Poor's ratings scale are set out below.

	UK and US government	Other government	Bank and building society	Asset-backed securities	Corporate	Other	Total
	£m	£m	£m	£m	£m	£m	£m

2009
AAA	49,820	44,396	4,012	65,067	2,263	-	165,558
BBB- and above	-	39,009	9,523	17,071	5,476	-	71,079
Non-investment grade	-	353	169	3,515	2,042	-	6,079
Unrated	-	504	289	1,949	2,601	1,036	6,379

	49,820	84,262	13,993	87,602	12,382	1,036	249,095

2008
AAA	35,301	43,197	8,126	93,853	3,953	-	184,430
BBB- and above	-	15,862	13,013	11,437	10,172	-	50,484
Non-investment grade	-	242	127	3,678	2,259	-	6,306
Unrated	-	409	1,445	2,175	4,517	3,393	11,939

	35,301	59,710	22,711	111,143	20,901	3,393	253,159

Key points

●	66% of the portfolio is AAA rated; 95% is investment grade.

●	Securities issued by central and local governments comprised 54% of the portfolio at 31 December 2009.

●	63% of corporate debt securities are investment grade. Of £2.6 billion unrated corporate securities, £1.1 billion relates to US funds derivatives portfolio.

●	See Market turmoil section on page 151 for further analysis of asset-backed securities.

Risk and capital management (continued)

Credit risk (continued)

Risk elements in lending (REIL) and potential problem loans (PPL)

The table below sets out the Group's loans that are classified as REIL and PPL.

	31 December 2009			30 September 2009	31 December 2008
	Core	Non-Core	Total	Total	Total
	£m	£m	£m	£m	£m

Loans accounted for on a non-accrual basis:
Domestic	6,348	7,221	13,569	12,857	8,579
Foreign	4,383	13,859	18,242	18,945	8,503

	10,731	21,080	31,811	31,802	17,082

Accruing loans which are contractually overdue 90 days or more as to principal interest:
Domestic	1,135	1,089	2,224	2,492	1,201
Foreign	223	731	954	714	508

	1,358	1,820	3,178	3,206	1,709

Total REIL	12,089	22,900	34,989	35,008	18,791

PPL
Domestic	137	287	424	605	218
Foreign	135	365	500	14	8

Total PPL	272	652	924	619	226

Total REIL and PPL	12,361	23,552	35,913	35,627	19,017

REIL as a % of gross lending to customers excluding reverse repos (1)	2.8%	15.1%	6.1%	5.7%	2.7%

REIL and PPL as a % of gross lending to customers excluding reverse repos (1)	2.9%	15.5%	6.2%	5.8%	2.7%

Note:

(1)	Includes gross loans relating to disposal groups.

Key points

●	At 31 December 2009 REIL was 86% greater than at 31 December 2008. The majority of this growth was attributable to property assets, particularly in Non-Core which had a 107% increase in REIL.

●	PPL also increased compared with 31 December 2008.

●

REIL growth slowed in the second half of the year (14%) compared with the first half (64%), reflecting the moderating asset quality trend observed as the year progressed.  REIL levels in the fourth quarter were flat to the third quarter.

●	REIL and PPL represented 6.2% of gross lending to customers, up from 2.7% at the end of 2008.

Risk and capital management (continued)

Credit risk (continued)

Risk elements in lending and potential problem loans (continued)

	REIL	PPL	REIL & PPL	Total provision	Total provision as % of REIL	Total provision as % of REIL & PPL
	£m	£m	£m	£m	%	%

31 December 2009
UK Retail	4,641	-	4,641	2,677	58	58
UK Corporate	2,330	97	2,427	1,271	55	52
Wealth	218	38	256	55	25	21
Global Banking & Markets	1,800	131	1,931	1,289	72	67
Global Transaction Services	197	4	201	189	96	94
Ulster Bank	2,260	2	2,262	962	43	43
US Retail & Commercial	643	-	643	478	74	74

Core	12,089	272	12,361	6,921	57	56
Non-Core	22,900	652	23,552	8,252	36	35

	34,989	924	35,913	15,173	43	42

31 December 2008
UK Retail	3,832	-	3,832	2,086	54	54
UK Corporate	1,254	74	1,328	696	56	52
Wealth	107	24	131	34	32	26
Global Banking & Markets	869	18	887	621	71	70
Global Transaction Services	53	-	53	43	81	81
Ulster Bank	1,196	1	1,197	491	41	41
US Retail & Commercial	424	-	424	298	70	70

Core	7,735	117	7,852	4,269	55	54
Non-Core	11,056	109	11,165	5,182	47	46

	18,791	226	19,017	9,451	50	50

Key points

●

Provision coverage fell during the year from 50% to 43% as a consequence of the growth in REIL being concentrated in secured, property-related loans. These loans require relatively lower provisions in view of their collateralised nature. With many of these being in Non-Core, the provision coverage ratio is lower in Non-Core than in Core.

●	Provision coverage in Core business improved from 55% to 57%.

●	REIL in the Core businesses increased by £4.4 billion to £12.1 billion while REIL in Non-Core more than doubled to £22.9 billion.

Risk and capital management (continued)

Credit risk (continued)

Impairment charge

The following table shows total impairment losses charged to the income statement.

	Year ended		Quarter ended
	31 December 2009	31 December 2008	31 December 2009	30 September 2009	31 December 2008
	£m	£m	£m	£m	£m

New loan impairment losses	14,224	7,693	3,170	3,393	4,747
less: recoveries of amounts previously written-off	(325)	(261)	(71)	(114)	(74)

Charge to income statement	13,899	7,432	3,099	3,279	4,673

Comprising:
Loan impairment losses	13,090	6,478	3,032	3,262	4,049
Impairment losses on available-for-sale securities	809	954	67	17	624

Charge to income statement	13,899	7,432	3,099	3,279	4,673

Impairment charge by division

	Year ended		Quarter ended
	31 December 2009	31 December 2008	31 December 2009	30 September 2009	31 December 2008
	£m	£m	£m	£m	£m

UK Retail	1,679	1,019	451	404	292
UK Corporate	927	319	190	187	169
Wealth	33	16	10	1	8
Global Banking & Markets	640	522	130	272	502
Global Transaction Services	39	54	4	22	40
Ulster Bank	649	106	348	144	71
US Retail & Commercial	702	437	153	180	177
RBS Insurance	8	42	-	2	42
Central items	1	(19)	2	1	11

Core	4,678	2,496	1,288	1,213	1,312
Non-Core	9,221	4,936	1,811	2,066	3,361

Group impairment losses	13,899	7,432	3,099	3,279	4,673

Key points

●

Impairment losses increased by £6.5 billion to £13.9 billion.  Non-Core accounted for 66% or £4.3 billion of the increase.  Retail and commercial business in UK, Ireland and the US also recorded significant increases in loans impairments.

●	Loan impairment losses in the fourth quarter were 7% lower than in the third quarter principally in Non-Core and GBM partially off-set by an increase in Ulster Bank.

Risk and capital management (continued)

Credit risk (continued)

Analysis of loan impairment charge

	Year ended		Quarter ended
	31 December 2009	31 December 2008	31 December 2009	30 September 2009	31 December 2008
	£m	£m	£m	£m	£m

Latent loss	1,184	769	224	236	494
Collectively assessed	3,994	2,391	956	1,035	815
Individually assessed (1)	7,878	3,200	1,842	1,975	2,622

Charge to income statement (2)	13,056	6,360	3,022	3,246	3,931

Charge as a % of customer loans and advances - gross (3)	2.3%	0.9%	2.1%	2.1%	2.2%

Notes:

(1)	Excludes loan impairment charge against loans and advances to banks of £34 million (2008 - £118 million).
(2)	Excludes impairment of available-for-sale securities of £809 million (2008 - £954 million).
(3)	Gross of provisions and excluding reverse repurchase agreements. Includes gross loans relating to disposal groups.

Analysis of loan impairment provisions on loans to customers

	31 December 2009			31 December 2008
	Core	Non-Core	Total
	£m	£m	£m	£m

Latent loss	2,005	735	2,740	1,719
Collectively assessed provision	3,509	1,266	4,775	3,692
Individually assessed provision	1,272	6,229	7,501	3,913

Total (1)	6,786	8,230	15,016	9,324

Note:

(1)	Excludes £157 million relating to loans and advances to banks (2008 - £127 million).

Risk and capital management (continued)

Credit risk (continued)

Movement in loan impairment provisions

The following table shows the movement in the provision for impairment losses for loans and advances to customers and banks.

	2009
	Individually assessed		Collectively Assessed	Latent	Total	2008
	Banks	Customers
	£m	£m	£m	£m	£m	£m

At 1 January	127	3,913	3,692	1,719	9,451	4,972
Transfers to disposal groups	-	(152)	(111)	(58)	(321)	-
Currency translation and other adjustments	(4)	(263)	(56)	(105)	(428)	1,007
Disposals	-	(65)	-	-	(65)	(178)
Amounts written-off	-	(3,609)	(2,869)	-	(6,478)	(2,897)
Recoveries of amounts previously written-off	-	38	287	-	325	261
Charge to income statement	34	7,878	3,994	1,184	13,090	6,478
Discount unwind	-	(239)	(162)	-	(401)	(192)

At 31 December	157	7,501	4,775	2,740	15,173	9,451

Key points

●	The provision charge for 2009 was more than double than the previous year.

●	The charge for the fourth quarter was 7% lower than the previous quarter and 23% lower than the fourth quarter of 2008.

●	Wholesale portfolios continue to drive the trend in provisions, with a notable concentration in the property sector.

Risk and capital management (continued)

Funding and liquidity risk

The Group's liquidity policy is designed to ensure that the Group can at all times meet its obligations as they fall due.

Liquidity management within the Group addresses the overall balance sheet structure and the control, within prudent limits, of risk arising from the mismatch of maturities across the balance sheet and from exposure to undrawn commitments and other contingent obligations.

Following a difficult first quarter of 2009, most indicators of stress in financial markets are close to or better than in late 2008.  Liquidity conditions in money and debt markets have improved significantly since the beginning of the second quarter of 2009.  Contributing to the improvement has been a combination of ongoing central bank and other official liquidity support schemes, guarantee schemes and rate cuts.  Signs of underlying macroeconomic trends such as stabilisation of the UK economy also helped to sustain a recovery in debt markets.

Structural management

The Group regularly evaluates its structural liquidity risk and applies a variety of balance sheet management and term funding strategies to maintain this risk within its policy parameters.  The degree of maturity mismatch within the overall long-term structure of the Group's assets and liabilities is managed within internal policy guidelines, aimed at ensuring term asset commitments are funded on an economic basis over their life.  In managing its overall term structure, the Group analyses and takes into account the effect of retail and corporate customer behaviour on actual asset and liability maturities where they differ materially from the underlying contractual maturities.

The Group targets diversification in its funding sources to reduce funding risk.  A key source of funds for the Group is core customer deposits gathered by its retail banking, private client, corporate and small and medium enterprises franchises.  The Group's multi-brand offering and strong client focus is a key part of the funding strategy and continues to benefit the Group's funding position.

The Group also accesses the wholesale funding market to provide additional flexibility in funding sources.  The Group has actively sought to manage its liquidity position through increasing the duration of wholesale funding, continued diversification of wholesale debt investors and depositors, supplemented by long-term issuance, government guaranteed debt, and a programme of ensuring that assets held are eligible as collateral to access central bank liquidity schemes.

Cash flow management

The short-term maturity structure of the Group's liabilities and assets is managed daily to ensure that all material or potential cash flows, undrawn commitments and other contingent obligations can be met. The primary focus of the daily management activity is to ensure access to sufficient liquidity to meet cash flow obligations within key time horizons, including out to one month ahead and FSA target horizons such as 90 days.

Risk and capital management (continued)

Funding liquidity risk (continued)

Cash flow management (continued)

Potential sources of liquidity include cash inflows from maturing assets, new borrowings or the sale of various debt securities held.  Short-term liquidity risk is generally managed on a consolidated basis with liquidity mismatch limits in place for subsidiaries and non-UK branches which have material local treasury activities, thereby assuring that the daily maintenance of the Group's overall liquidity risk position is not compromised.

Volume management

The Group also actively monitors and manages future business volumes to assess funding and liquidity requirements and ensure that the Group operates within the risk appetite and metrics set by the Board.  This includes management of undrawn commitments, conduits and liquidity facilities within acceptable levels.

Liquidity reserves

The Group holds a diversified stock of highly marketable liquid assets including highly rated central government debt that can be used as a buffer against unforeseen impacts on cash flows or in stressed environments.  The make up of this portfolio of assets is sub-divided into tiers on the basis of asset liquidity with haircuts applied to ensure that realistic liquidation values are used in key metrics.  This portfolio includes a centrally held buffer against severe liquidity stresses and locally held buffers to meet self sufficiency needs.

Stress testing

The Group performs stress tests to simulate how events may impact its funding and liquidity capabilities.  Such tests assist in the planning of the overall balance sheet structure, help define suitable limits for control of the risk arising from the mismatch of maturities across the balance sheet and from undrawn commitments and other contingent obligations, and feed into the risk appetite and contingency funding plan.  The form and content of stress tests are updated where required as market conditions evolve.  These stresses include the following scenarios:

●	Idiosyncratic stress: an unforeseen, name-specific, liquidity stress, with the initial short-term period of stress lasting for at least two weeks;

●	Market stress: an unforeseen, market-wide liquidity stress of three months duration;

●	Idiosyncratic and market stress: a combination of idiosyncratic and market stress;

●	Rating downgrade: one and two notch long-term credit rating downgrade scenarios; and

●	Daily market lockout: no access to unsecured funding and no funding rollovers are possible.

Risk and capital management (continued)

Funding and liquidity risk (continued)

Contingency planning

Contingency funding plans have been developed which incorporate early warning indicators to monitor market conditions.  The Group reviews its contingency funding plans in the light of evolving market conditions and stress test results.  The contingency funding plans cover: the available sources of contingent funding to supplement cash flow shortages; the lead times to obtain such funding; the roles and responsibilities of those involved in the contingency plans, the communication and escalation requirements when early warning indicators signal deteriorating market conditions; and the ability and circumstances within which the Group accesses central bank liquidity.

Monitoring

Liquidity risk is constantly monitored to evaluate the Group's position having regard to its risk appetite and key metrics.  Daily, weekly and monthly monitoring and control processes are in place, which allow management to take appropriate action.  Actions taken to improve the liquidity risk include a focus on reducing the loan to deposit ratio, issuing longer-term wholesale funding, both guaranteed and unguaranteed, and the size of the conduit commitments. Metrics include, but are not limited to:

Wholesale funding > 1 year

As the wholesale funding markets have improved over the course of 2009 the Group has been better able to manage both its short and longer-term funding requirements and has significantly reduced its reliance on central bank funding.  In 2009, the Group issued £21 billion of public, private and structured unguaranteed debt securities with a maturity greater than one year, including issuances with maturities of ten years and five years of £3 billion and £2 billion respectively.  To provide protection from liquidity risk in these markets the Group targets the ratio of wholesale funding greater than one year.  The proportion of outstanding debt instruments issued with a remaining maturity of greater than 12 months has increased from 45% at 31 December 2008 to 50% at 31 December 2009, reflecting a lengthening of the maturity profile of debt issuance over the period.  The Group is also targeting an absolute funding reliance (unsecured wholesale funding with a residual maturity of less than one year) of less than £150 billion by 2013.  The 2013 target can also be segmented further into bank deposits of less than £65 billion and other unsecured wholesale funding of less than £85 billion.  The reliance on wholesale funding has improved from £343 billion as at 31 December 2008 to £249 billion at 31 December 2009 (and this figure includes £109 billion of bank deposits).

In common with other UK banks, the Group has benefited from the UK Government's scheme to guarantee debt issuance.  At 31 December 2009 the Group had issued debt securities amounting to £52 billion (2008 - £32 billion), which is approximately 38% of the total UK Government guaranteed debt.

Loan to deposit ratio (net)

The Group monitors the loan to deposit ratio as a key metric.  This ratio has decreased from 118% at 31 December 2008 to 104% at 31 December 2009 for Core and from 151% at 31 December 2008 to 134% at 31 December 2009 for the Group. The Group has a target of 100% for 2013.  The gap between customer loans and customer deposits (excluding repos) narrowed by £91 billion from £233 billion as at 31 December 2008 to £142 billion as at 31 December 2009.

Risk and capital management (continued)

Funding and liquidity risk (continued)

Monitoring (continued)

Undrawn commitments: The Group has been actively managing down the amount of undrawn commitments that it is exposed to.  Undrawn commitments have decreased from £349 billion as at 31 December 2008 to £289 billion as at 31 December 2009.

Conduit commitments: The Group has taken additional measures to improve the balance sheet structure.  One area of focus has been reducing the size of the multi-seller conduits business, which relies upon funding assets through the issuance of short-term asset backed commercial paper.  Total facilities have declined by £17.9 billion to £25.0 billion at 31 December 2009.  This has reduced the liquidity risk to the Group through the commitments provided for this type of business.

Liquidity reserves: The total stock of liquid assets has increased by £81 billion during 2009 from £90 billion at 31 December 2008 to £171 billion at 31 December 2009; this reflects the injection of £25.5 billion of B Shares at the end of December 2009 provided as treasury bills and cash.  The Group is targeting a liquidity pool of £150 billion by 2013.  The table below shows the breakdown of these assets.  In addition to available liquid assets, the Group has a pool of unencumbered assets that are available for securitisation to raise funds if and when required.

	31 December 2009	30 September 2009	31 December 2008
Liquidity reserves	£m	£m	£m

Government securities	57,407	41,976	27,303
Cash and central bank balances	51,500	37,000	11,830
Unencumbered collateral (1)	42,055	35,852	30,054
Other liquid assets	19,699	25,221	20,647

	170,661	140,049	89,834

Note:

(1)	Includes secured assets which are eligible for discounting at central banks.

Repo agreements: At 31 December 2009 the Group had £68 billion of customer secured funding and £38 billion of bank secured funding, which includes borrowing using central bank funding schemes. With markets continuing to stabilise through the course of 2009, the Group has significantly reduced its reliance on secured funding from central bank liquidity schemes.

Risk and capital management (continued)

Wholesale funding breakdown

Funding and liquidity risk (continued)

The table below shows the composition of the Group's sources of wholesale funding.  The Group has implemented its funding strategy of reducing its reliance on short-term wholesale funding.  Deposits by banks have decreased by £63 billion to £116 billion; comprising 14.3% of total funding sources as at 31 December 2009, down from 18.8% as at 31 December 2008. Short term debt securities such as commercial paper and certificates of deposits in issue have also reduced by £41 billion to £103 billion as at 31 December 2009 from £144 billion as at 31 December 2008.

	31 December 2009		30 September 2009		31 December 2008
	£m	%	£m	%	£m	%

Deposits by banks (1)	115,642	14.3	138,584	16.1	178,943	18.8
Debt securities in issue:
- Commercial paper	44,307	5.5	45,508	5.3	69,891	7.3
- Certificates of deposits	58,195	7.2	79,305	9.2	73,925	7.8
- Medium term notes and other bonds	125,800	15.6	124,531	14.4	108,529	11.4
- Securitisations	18,027	2.2	16,869	2.0	17,113	1.8

	246,329	30.5	266,213	30.9	269,458	28.3
Subordinated debt	31,538	3.9	33,085	3.8	43,678	4.6

Total wholesale funding	393,509	48.7	437,882	50.8	492,079	51.7
Customer deposits (1)	414,251	51.3	423,769	49.2	460,318	48.3

	807,760	100.0	861,651	100.0	952,397	100.0

Note:

(1)	Excluding repurchase agreements and stock lending.

The total level of the Group's wholesale funding has reduced year on year by £99 billion with the majority of the reduction attributable to a reduced reliance on inter-bank funding.

The table below shows the maturity profile of the Group's debt securities in issue and subordinated debt. The composition of the profile reflects the increased proportion of the Group's debt securities in issue of greater than 1 year maturity.  Debt securities with a remaining maturity of less than 1 year has reduced by £33 billion to £139 billion as at 31 December 2009 down from £172 billion as at 31 December 2008.

	31 December 2009
	Debt securities in issue	Subordinated debt	Total		30 September 2009		31 December 2008
	£m	£m	£m	%	£m	%	£m	%

Less than one year	136,901	2,144	139,045	50.0	162,427	54.3	172,234	55.0
1-5 years	70,437	4,235	74,672	26.9	75,227	25.1	61,842	19.8
More than 5 years	38,991	25,159	64,150	23.1	61,644	20.6	79,060	25.2

Total	246,329	31,538	277,867	100.0	299,298	100.0	313,136	100.0

Risk and capital management (continued)

Funding and liquidity risk (continued)

Net stable funding ratio

The net stable funding ratio shown below is assessed using the proposed Basel measure.  This measure seeks to show the proportion of structural term assets which are funded by stable funding including customer deposits, long-term wholesale funding, and equity. Through the course of 2009, the measure has improved from 79% at 31 December 2008 to 90% at 31 December 2009.  Over time this will be reviewed as proposals are developed and industry standards implemented.

	2009		2008		Weighting %
	£bn	ASF(1) £bn	£bn	ASF(1) £bn

Equity	80	80	62	62	100
Wholesale lending > 1 year	144	144	149	149	100
Wholesale lending < 1 year	249	-	343	-	-
Derivatives	422	-	969	-	-
Repos	106	-	142	-	-
Customer deposits	415	353	460	391	85
Others (deferred tax, insured liabilities, etc)	106	-	94	-	-

Total liabilities and equity	1,522	577	2,219	602

Cash	52	-	12	-	-
Inter bank lending	49	-	71	-	-
Government and corporate bonds	249	50	253	51	20
Derivatives	438	-	991	-	-
Reverse repos	76	-	98	-	-
Advances < 1 year	139	69	173	87	50
Advances >1 year	416	416	518	518	100
Others (Prepayments, accrued income, deferred taxation)	103	103	103	103	100

Total assets	1,522	638	2,219	759

Net stable funding ratio		90%		79%

Note:

(1)	ASF means available stable funding.

Outlook for 2010

Whilst there have been improvements in the state of the global economy over the course of 2009, the outlook for 2010 remains uncertain.  In line with meeting the objectives of the Strategic Plan, the Group is actively focusing on closing the customer funding gap, continuing to exit Non-Core businesses and focusing on reducing undrawn and contingent commitments.  This will reduce the absolute need for wholesale funding, with the Group targeting £150 billion in 2013.  In addition, the Group will continue to make progress in terming out its remaining wholesale funding.  The Group will continue to reduce reliance on government supported schemes, and be governed by the state of the markets and the economies in which it operates.  These strategies will ensure that the Group will be more resilient to any further disruptions in the market and will be better placed to take advantage of favourable trading conditions as they return.

Risk and capital management (continued)

Market risk

Market risk arises from changes in interest rates, foreign currency, credit spread, equity prices and risk related factors such as market volatilities.  The Group manages market risk centrally within its trading and non-trading portfolios through a comprehensive market risk management framework.  This framework includes limits based on, but not limited to VaR, scenario analysis, position and sensitivity analyses.

Measurement

At the Group level the risk appetite is expressed in the form of a combination of VaR, sensitivity and scenario limits.  VaR is a technique that produces estimates of the potential change in the market value of a portfolio over a specified time horizon at given confidence levels.  For internal risk management purposes, the Group's VaR assumes a time horizon of one trading day and in June 2009 the Group changed the VaR confidence level from 95% to 99% as it considers this provides greater clarity in respect of more severe potential economic outcomes.  The Group's VaR model is based on a historical simulation model, utilising data from the previous two years trading results.

The VaR disclosure is broken down into trading and non-trading, where trading VaR relates to the main trading activities of the Group and non-trading reflects the VaR associated with reclassified assets, money market business and the management of internal funds flow within the Group's businesses.

As part of the Strategic Review, the designation of assets between Core and Non-Core divisions was completed during 2009.  As the Non-Core division was not established until the conclusion of the Strategic Review in the first quarter of 2009, constitution of the average, maximum and minimum VaR for Core and Non-Core has been prepared on a best efforts basis as these measures require daily data.

All VaR models have limitations, which include:

●

Historical simulation VaR may not provide the best estimate of future market movements.  It can only provide a prediction of the future based on events that occurred in the time series horizon.  Therefore, events more severe than those in the historical data series cannot be predicted;

●	VaR that uses a 99% confidence level does not reflect the extent of potential losses beyond that percentile;

●	VaR that uses a one-day time horizon will not fully capture the profit and loss implications of positions that cannot be liquidated or hedged within one day; and

●	The Group computes the VaR of trading portfolios at the close of business. Positions may change substantially during the course of the trading day and intra-day profit and losses will be incurred.

These limitations mean that the Group cannot guarantee that losses will not exceed the VaR.

Risk and capital management (continued)

Market risk (continued)

Traded portfolios

The VaR for the Group's 2009 trading portfolios segregated by type of market risk exposure is shown below.

	2009				2008
	Average	Period end	Maximum	Minimum	Average	Period end	Maximum	Minimum
	£m	£m	£m	£m	£m	£m	£m	£m

Interest rate	57.0	50.5	112.8	28.1	38.7	54.4	94.0	18.2
Credit spread	148.3	174.8	231.2	66.9	71.5	61.5	130.8	51.7
Currency	17.9	20.7	35.8	9.2	7.6	17.0	18.0	3.5
Equity	13.0	13.1	23.2	2.7	22.4	18.3	42.6	11.0
Commodity	14.3	8.9	32.1	6.5	9.9	10.0	25.8	0.2
Diversification		(86.1)				(52.4)

	155.2	181.9	229.0	76.8	82.3	108.8	155.7	49.3

Core	101.5	127.3	137.8	54.8
CEM (1)	29.7	38.6	41.3	11.5

Core excluding CEM	86.7	97.4	128.5	54.9
Non-Core	86.3	84.8	162.1	29.3

Note:

(1)	CEM: Counterparty exposure management.
(2)

The VaR above excludes super senior tranches of asset backed CDOs as VaR no longer produces an appropriate measure of risk for these exposures due to the illiquidity and opaqueness of the pricing of these instruments over an extended period.  For these exposures, the maximum potential loss is equal to the aggregate net exposure, which was £910 million as at 31 December 2009.

Non-traded portfolios

The VaR for the Group's non-trading portfolios and segregated by type of market risk exposure, is shown below.

	2009				2008
	Average	Period end	Maximum	Minimum	Average	Period end	Maximum	Minimum
	£m	£m	£m	£m	£m	£m	£m	£m

Interest rate	15.5	16.5	26.1	9.5	10.6	24.4	32.9	5.2
Credit spread	211.2	213.3	270.3	65.4	10.5	65.2	65.2	5.5
Currency	1.4	0.6	7.0	0.2	0.6	2.2	5.7	0.1
Equity	3.6	2.3	7.2	1.7	3.4	7.0	8.0	0.8
Diversification		(26.0)				(22.7)

	207.1	206.7	274.9	76.1	14.8	76.1	76.1	7.7

Core	105.1	129.4	142.7	55.0
Non-Core	112.6	87.6	145.3	20.2

Risk and capital management (continued)

Market risk (continued)

Traded and non-traded portfolios (continued)

Key points

●

The average total VaR utilisation increased in 2009 compared with 2008 largely as a result of the increased market volatility experienced since the credit crisis began in August 2007 being more fully incorporated into the two year time series used by the Group in its VaR model.  This volatility is particularly pronounced in respect of credit spreads and has a marked impact on credit spread VaR.  This increase is partially off-set by a reduction in trading book exposure throughout the period, due to a reduction in the size of the inventory held on the balance sheet as a result of sales, reclassification of assets to the non-trading book and write-downs.

●

The credit spread VaR increased significantly during May 2009 due to the purchasing of additional protection against the risk of counterparty failure on CDPC exposures.  As this counterparty risk is itself not in VaR these hedges have the effect of increasing the reported VaR.

●

The credit spread VaR decreased significantly at the end of August 2009 due to the positions relating CDPCs, being capitalised under Pillar II approach and hence excluded from the VaR measure from this date.

●

The Counterparty Exposure Management (CEM) trading book exposure and the exposure of Core without CEM have been disclosed separately.  CEM manages the OTC derivative counterparty credit risk in GBM, by actively controlling risk concentrations and reducing unwanted risk exposures. The hedging transactions CEM enters into are recorded in the trading book, and therefore contribute to the market risk VaR exposure of the Group. The counterparty exposures themselves are not captured in VaR for regulatory capital.  In the interest of transparency, CEM trading book exposure is disclosed separately.

●

The average total non-trading VaR utilisation was higher in 2009 at £207 million, compared with £15 million in 2008.  This is primarily due to assets from the Group's now dissolved securitisation arbitrage conduit, which was transferred from ABN AMRO to RBS, being included in the Group's VaR measure from January 2009 and the increased market volatility being incorporated into the two year time series as noted above. If both of these factors are excluded, the non-trading VaR would decrease to reflect actions taken through the course of the year to dynamically reduce the underlying risk sensitivity.

Risk and capital management (continued)

Market risk (continued)

Structural interest rate VaR

Non-trading interest rate VaR for the Group's retail and commercial banking activities at a 99% confidence level was £101.3 million at 31 December 2009 (2008 - £76.7 million).  During 2009, the maximum VaR was £123.2 million (2008 - £197.4 million), the minimum was £53.3 million (2008 - £76.7 million) and the average was £85.5 million (2008 - £130.0 million).  A breakdown by currency of the Group's non-trading VaR (including RFS Holdings minority interest) is shown below.

	2009	2008
	£m	£m

EUR	32.2	30.9
GBP	111.2	26.0
USD	42.1	57.9
Other	9.0	14.0

At year end the GBP VaR was increased by the impact of the B share issuance.

Sensitivity of net interest income

There have been no material changes to the Group's measurement of, and management philosophy towards, the sensitivity of net interest income to movement in interest rates. The Group aims to be relatively neutral to directional shifts in interest rates and it seeks to mitigate the effect of prospective interest movements which could reduce future net interest income, whilst balancing the cost of such hedging activities on the current net revenue stream.  The following table shows the sensitivity of net interest income over the next twelve months to an immediate up and down 1% change to all interest rates.

	2009	2008
	£m	£m

+ 100bp shift in yield curves	510	139
- 100bp shift in yield curves	(687)	(234)

The base case projected net interest income is based on the Group's current balance sheet, forward rate paths implied by the yield curve as at 31 December and using contractual repricing dates.  Where contractual repricing dates are not held an estimate of the likely timing and extent of any rate change is used. The projection also includes the expected effects of behavioural options such as the prepayment of residential mortgages.  The above sensitivities show how this projected NII would change in response to an immediate parallel shift to all market rates.

The scenarios used are simplified in that they assume all interest rates for all currencies and maturities move at the same time and by the same amount and therefore do not reflect the potential effect on net interest income of some rates changing whilst others remain the same. The scenarios also do not incorporate actions that would be taken by the business units to mitigate the effect of this interest rate risk.

Risk and capital management (continued)

Market risk (continued)

Sensitivity of net interest income (NII) (continued)

The projections do not take into account the effect on net interest income of anticipated differences in changes between interest rates and interest rates linked to other bases (such as central bank rates or product rates for which the entity has discretion over the timing and extent of rate changes).  The projections make other simplifying assumptions, including that all positions run to maturity and that there are no negative interest rates.

The Group's asset sensitive position has increased in 2009.  The primary contributors to the change are enhanced modelling of embedded deposit floors, active position management to benefit from the impact of a tightening US monetary policy regime by Citizens and the impact of not fully hedging the interest rate exposure related to the APS capital proceeds which were received in late December.

Risk and capital management (continued)

Market risk (continued)

Currency risk

The Group does not maintain material non-trading open currency positions other than the structural foreign currency translation exposures arising from its investments in foreign subsidiaries and associated undertakings and their related currency funding.  The Group's policy in relation to structural positions is to match fund the structural foreign currency exposure arising from net asset value, including goodwill in foreign subsidiaries, equity accounted investments and branches, except where to do so would materially increase the sensitivity of either the Group's or the subsidiary's regulatory capital ratios to currency movements.  The policy requires structural foreign exchange positions to be reviewed regularly by Group Asset and Liability Committee.  Foreign exchange differences arising on the translation of foreign operations are recognised directly in equity, together with the effective portion of foreign exchange differences arising on hedging instruments.  Equity classification of foreign currency denominated preference share issuances means that these shares are recorded on the balance sheet at historic cost.  Consequently, these share issuances have the effect of increasing the Group's structural foreign currency position.

The tables below set out the Group's structural foreign currency exposures.

	Net assets of overseas operations	Minority interests	Net investments in foreign operations	Net investment hedges	Structural foreign currency exposures
	£m	£m	£m	£m	£m

2009
US dollar	15,589	(2)	15,591	(3,846)	11,745
Euro	21,900	13,938	7,962	(2,351)	5,611
Other non-sterling	5,706	511	5,195	(4,001)	1,194

	43,195	14,447	28,748	(10,198)	18,550

2008
US dollar	17,480	(19)	17,499	(3,659)	13,840
Euro	26,943	15,431	11,512	(7,461)	4,051
Chinese renminbi	3,928	1,898	2,030	(1,082)	948
Other non-sterling	5,088	621	4,467	(3,096)	1,371

	53,439	17,931	35,508	(15,298)	20,210

Key points

●	Retranslation gains and losses on the Group's net investment in operations together with those on instruments hedging these investments are recognised directly in equity.

●

Changes in foreign currency exchange rates will affect equity in proportion to the structural foreign currency exposure.  A 5% strengthening in foreign currencies against sterling would result in a gain of £980 million (2008 - £1,010 million) recognised in equity, while a 5% weakening in foreign currencies would result in a loss of £880 million (2008 - £960 million) recognised in equity.

●

These movements in equity would off-set retranslation effects on the Group's foreign currency denominated RWAs, reducing the sensitivity of the Group's Tier 1 capital ratio to movements in foreign currency exchange rates.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 25 February 2010

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ A N Taylor

Name: Title:	A N Taylor Head of Group Secretariat